UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               Telular Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   87970T 20 8
                                   -----------
                                 (CUSIP Number)

                                   May 8, 2006
                                   -----------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)




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


Schedule 13G
CUSIP No. 87970T 20 8


1. Names of Reporting Persons: CSI Wireless LLC
   I.R.S. Identification Nos. of above persons (entities only): 04-3612791

2. Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) [ ]

        (b) [X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:    Delaware

Number of        5.  Sole Voting Power:          0
Shares
Beneficially     6.  Shared Voting Power*:       1,931,745
Owned by
Each             7.  Sole Dispositive Power:     0
Reporting
Person With      8.  Shared Dispositive Power*:  1,931,745

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,931,745

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 10.7%

12. Type of Reporting Person (See Instructions): CO

------------------
   * CSI Wireless LLC is the direct owner of 1,931,745 shares of common stock of the Issuer. CSI Wireless Corporation holds 100% of the shares of CSI Wireless LLC., and CSI Wireless Inc. holds 100% of the shares of CSI Wireless Corporation.

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


Schedule 13G
CUSIP No. 87970T 20 8


1.   Names of Reporting Persons: CSI Wireless Corporation
     I.R.S. Identification Nos. of above persons (entities only): 03-0376819

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) [ ]

        (b) [X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:    Delaware

Number of        5.  Sole Voting Power:          0
Shares
Beneficially     6.  Shared Voting Power*:       1,931,745
Owned by
Each             7.  Sole Dispositive Power:     0
Reporting
Person With      8.  Shared Dispositive Power*:  1,931,745

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,931,745

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 10.7%

12. Type of Reporting Person (See Instructions): CO

------------------
   * CSI Wireless LLC is the direct owner of 1,931,745 shares of common stock of the Issuer. CSI Wireless Corporation holds 100% of the shares of CSI Wireless LLC., and CSI Wireless Inc. holds 100% of the shares of CSI Wireless Corporation


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


Schedule 13G
CUSIP No. 87970T 20 8


1. Names of Reporting Persons: CSI Wireless Inc.
   I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2. Check the Appropriate Box if a Member of a Group (See Instructions):

        (a) [ ]

        (b) [X]

3.  SEC Use Only


4.  Citizenship or Place of Organization:    Alberta, Canada

Number of        5.  Sole Voting Power:          0
Shares
Beneficially     6.  Shared Voting Power*:       1,931,745
Owned by
Each             7.  Sole Dispositive Power:     0
Reporting
Person With      8.  Shared Dispositive Power*:  1,931,745

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,931,745

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 10.7%

12. Type of Reporting Person (See Instructions): CO

------------------
   * CSI Wireless LLC is the direct owner of 1,931,745 shares of common stock of the Issuer. CSI Wireless Corporation holds 100% of the shares of CSI Wireless LLC., and CSI Wireless Inc. holds 100% of the shares of CSI Wireless Corporation.

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


 Item 1.

     (a) The name of the issuer is Telular Corporation.

     (b) The Corporation's executive office is located at 647 North Lakeview Parkway, Vernon Hills, IL, 60061

Item 2.

     (a) The persons filing this statement are: (i) CSI Wireless LLC,; (ii) CSI Wireless Corporation.; and (iii) CSI Wireless Inc.

     (b) (i) CSI Wireless LLC's principal business office is 4110-9th Street SE, Calgary, AB T2G 3C4.

(ii) CSI Wireless Corporation's principal business office is 4110-9th Street SE, Calgary, AB T2G 3C4.

(iii) CSI Wireless Inc.'s principal business office is 4110-9th Street SE, Calgary, AB T2G 3C4.

     (c) (i) CSI Wireless LLC is a Delaware LLC.

         (ii) CSI Wireless Corporation. is a Delaware Corporation.

         (iii) CSI Wireless Inc. is an Alberta Corporation.

     (d) The security (the "Security") is common stock $0.01 par value per share.

     (e) The CUSIP Number of the Security is 87970T 20 8.

Item 3.

     Not applicable.

Item 4.    Ownership.

     CSI Wireless LLC is the direct owner of 1,931,745 shares of common stock of the Issuer. CSI Wireless Corporation holds 100% of the shares of CSI Wireless
LLC.,  and  CSI  Wireless  Inc.  holds  100%  of  the  shares  of  CSI  Wireless
Corporation.

     (a) CSI Wireless LLC, CSI Wireless Corporation and CSI Wireless Inc. are the beneficial owners of 1,931,745 shares of the Security.


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




     (b) The amount of shares of the Security beneficially owned by CSI Wireless LLC, CSI Wireless Corporation and CSI Wireless Inc. is 10.7% of the total outstanding shares of the Security.

     (c) (i) Not applicable.

          (ii) CSI Wireless LLC, CSI Wireless Corporation and CSI Wireless Inc. has the shared power to vote or to direct the vote of 1,931,745 shares of the Security.

          (iii) Not applicable.

          (iv) CSI Wireless LLC, CSI Wireless Corporation and CSI Wireless Inc. has the shared power to dispose, or to direct the disposition, of 1,931,745 shares of the Security.

Item 5.  Ownership of Five Percent or Less of a Class.  Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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









                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CSI Wireless LLC

                                            Nov 3/06
                                            -----------------------------
                                                 Date


                                            /s/Steven Koles
                                            -----------------------------
                                               Signature


                                            Steven Koles, President & CEO
                                            ------------------------------
                                                 Name/Title

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CSI Wireless Corporation

                                            Nov 3/06
                                            -----------------------------
                                                 Date


                                            /s/Steven Koles
                                            -----------------------------
                                               Signature


                                            Steven Koles, President & CEO
                                            ------------------------------
                                                 Name/Title

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CSI Wireless Inc.


                                            Nov 3/06
                                            -----------------------------
                                                 Date


                                            /s/Steven Koles
                                            -----------------------------
                                               Signature


                                            Steven Koles, President & CEO
                                            ------------------------------
                                                 Name/Title




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